Exhibit 99.1

Encana Corporation

Interim Condensed Consolidated Financial Statements

(unaudited)

For the period ended September 30, 2014

(U.S. Dollars)

Third quarter report

for the period ended September 30, 2014

Condensed Consolidated Statement of Earnings (unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
($ millions, except per share amounts)		2014	2013	2014	2013

Revenues, Net of Royalties	(Note 3)	$2,285	$1,392	$5,765	$4,435

Expenses	(Note 3)
Production and mineral taxes		17	35	97	97
Transportation and processing		370	376	1,149	1,071
Operating		190	205	557	638
Purchased product		474	85	844	303
Depreciation, depletion and amortization		476	388	1,294	1,177
Impairments		—	21	—	21
Accretion of asset retirement obligation	(Note 12)	13	12	39	40
Administrative	(Note 16)	69	94	269	272
Interest	(Note 6)	133	143	402	424
Foreign exchange (gain) loss, net	(Note 7)	202	(103)	254	165
(Gain) loss on divestitures	(Notes 5, 15)	(3,239)	—	(3,442)	(4)
Other		—	(3)	8	(6)

		(1,295)	1,253	1,471	4,198

Net Earnings Before Income Tax		3,580	139	4,294	237
Income tax expense (recovery)	(Note 8)	749	(49)	1,066	(250)

Net Earnings		2,831	188	3,228	487

Net earnings attributable to noncontrolling interest	(Note 15)	(24)	—	(34)	—

Net Earnings Attributable to Common Shareholders		$2,807	$188	$3,194	$487

Net Earnings per Common Share
Basic & Diluted	(Note 13)	$3.79	$0.25	$4.31	$0.66

Condensed Consolidated Statement of Comprehensive Income (unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
($ millions)		2014	2013	2014	2013

Net Earnings		$2,831	$188	$3,228	$487
Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustment	(Note 14)	(58)	20	(36)	(19)
Pension and other post-employment benefit plans	(Notes14, 18)	—	3	—	8

Other Comprehensive Income (Loss)		(58)	23	(36)	(11)

Comprehensive Income		2,773	211	3,192	476

Comprehensive Income Attributable to Noncontrolling Interest	(Note 15)	(24)	—	(34)	—

Comprehensive Income Attributable to Common Shareholders		$2,749	$211	$3,158	$476

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	1	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Condensed Consolidated Balance Sheet (unaudited)

($ millions)		As at September 30, 2014	As at December 31, 2013

Assets
Current Assets
Cash and cash equivalents		$6,974	$2,566
Accounts receivable and accrued revenues		1,201	988
Risk management	(Note 20)	137	56
Income tax receivable		550	562
Deferred income taxes		107	118

		8,969	4,290
Property, Plant and Equipment, at cost:	(Note 9)
Natural gas and oil properties, based on full cost accounting
Proved properties		39,930	51,603
Unproved properties		821	1,068
Other		2,769	3,148

Property, plant and equipment		43,520	55,819
Less: Accumulated depreciation, depletion and amortization		(33,292)	(45,784)

Property, plant and equipment, net	(Note 3)	10,228	10,035
Cash in Reserve		111	10
Other Assets		501	526
Risk Management	(Note 20)	57	204
Deferred Income Taxes		248	939
Goodwill	(Notes 3, 5, 15)	1,220	1,644

	(Note 3)	$21,334	$17,648

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$2,148	$1,895
Income tax payable		12	29
Risk management	(Note 20)	4	25
Current portion of long-term debt	(Note 10)	—	1,000
Deferred income taxes		14	3

		2,178	2,952
Long-Term Debt	(Note 10)	6,086	6,124
Other Liabilities and Provisions	(Note 11)	2,616	2,520
Risk Management	(Note 20)	5	5
Asset Retirement Obligation	(Note 12)	814	900
Deferred Income Taxes		137	—

		11,836	12,501

Commitments and Contingencies	(Note 21)
Shareholders’ Equity
Share capital - authorized unlimited common shares, without par value 2014 issued and outstanding: 741.1 million shares (2013: 740.9 million shares)	(Note 13)	2,449	2,445
Paid in surplus	(Notes 13, 15, 17)	1,360	15
Retained earnings		5,041	2,003
Accumulated other comprehensive income	(Note 14)	648	684

Total Shareholders’ Equity		9,498	5,147

		$21,334	$17,648

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	2	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

Nine Months Ended September 30, 2014 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Non- Controlling Interest	Total Shareholders’ Equity

Balance, December 31, 2013		$2,445	$15	$2,003	$684	$—	$5,147
Share-Based Compensation	(Note 17)	—	(1)	—	—	—	(1)
Net Earnings		—	—	3,194	—	34	3,228
Dividends on Common Shares	(Note 13)	—	—	(156)	—	—	(156)
Common Shares Issued Under Dividend Reinvestment Plan	(Note 13)	4	—	—	—	—	4
Other Comprehensive Income (Loss)	(Note 14)	—	—	—	(36)	—	(36)
Sale of Noncontrolling Interest	(Note 15)	—	1,346	—	—	117	1,463
Distributions to Noncontrolling Interest Owners	(Note 15)	—	—	—	—	(18)	(18)
Sale of Investment in PrairieSky	(Note 15)	—	—	—	—	(133)	(133)

Balance, September 30, 2014		$2,449	$1,360	$5,041	$648	$—	$9,498

Nine Months Ended September 30, 2013 ($ millions)		Share Capital	Paid in Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Non- Controlling Interest	Total Shareholders’ Equity

Balance, December 31, 2012		$2,354	$10	$2,261	$670	$—	$5,295
Share-Based Compensation	(Note 17)	—	4	—	—	—	4
Net Earnings		—	—	487	—	—	487
Common Shares Cancelled	(Note 13)	(2)	2	—	—	—	—
Dividends on Common Shares	(Note 13)	—	—	(442)	—	—	(442)
Common Shares Issued Under Dividend Reinvestment Plan	(Note 13)	80	—	—	—	—	80
Other Comprehensive Income (Loss)	(Note 14)	—	—	—	(11)	—	(11)

Balance, September 30, 2013		$2,432	$16	$2,306	$659	$—	$5,413

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	3	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Condensed Consolidated Statement of Cash Flows (unaudited)

($ millions)		Three Months Ended September 30,		Nine Months Ended September 30,
		2014	2013	2014	2013

Operating Activities
Net earnings		$2,831	$188	$3,228	$487
Depreciation, depletion and amortization		476	388	1,294	1,177
Impairments		—	21	—	21
Accretion of asset retirement obligation	(Note 12)	13	12	39	40
Deferred income taxes	(Note 8)	505	(10)	825	(84)
Unrealized (gain) loss on risk management	(Note 20)	(231)	128	45	44
Unrealized foreign exchange (gain) loss	(Note 7)	247	(117)	266	183
(Gain) loss on divestitures	(Notes 5, 15)	(3,239)	—	(3,442)	(4)
Other		(50)	40	47	18
Net change in other assets and liabilities		(11)	(15)	(28)	(59)
Net change in non-cash working capital		155	300	132	4

Cash From (Used in) Operating Activities		696	935	2,406	1,827

Investing Activities
Capital expenditures	(Note 3)	(598)	(641)	(1,669)	(1,995)
Acquisitions	(Note 5)	(29)	(52)	(2,975)	(161)
Proceeds from divestitures	(Note 5)	2,036	103	4,354	610
Proceeds from sale of investment in PrairieSky	(Notes 5, 15)	2,172	—	2,172	—
Cash in reserve		111	12	(101)	20
Net change in investments and other		113	56	89	187

Cash From (Used in) Investing Activities		3,805	(522)	1,870	(1,339)

Financing Activities
Repayment of long-term debt	(Note 10)	—	—	(1,002)	—
Dividends on common shares	(Note 13)	(51)	(107)	(152)	(362)
Proceeds from sale of noncontrolling interest	(Note 15)	(8)	—	1,463	—
Distributions to noncontrolling interest owners	(Note 15)	(18)	—	(18)	—
Capital lease payments and other financing arrangements		(18)	—	(60)	(3)

Cash From (Used in) Financing Activities		(95)	(107)	231	(365)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(90)	36	(99)	(44)

Increase (Decrease) in Cash and Cash Equivalents		4,316	342	4,408	79
Cash and Cash Equivalents, Beginning of Period		2,658	2,916	2,566	3,179

Cash and Cash Equivalents, End of Period		$6,974	$3,258	$6,974	$3,258

Cash, End of Period		$172	$154	$172	$154
Cash Equivalents, End of Period		6,802	3,104	6,802	3,104

Cash and Cash Equivalents, End of Period		$6,974	$3,258	$6,974	$3,258

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	4	Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

1.	Basis of Presentation and Principles of Consolidation

Encana Corporation and its subsidiaries (“Encana” or “the Company”) are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids (“NGLs”). The term liquids is used to represent Encana’s oil, NGLs and condensate.

The interim Condensed Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The interim Condensed Consolidated Financial Statements include the accounts of Encana and entities in which it holds a controlling interest. The noncontrolling interest represented the third party equity ownership in a consolidated subsidiary, PrairieSky Royalty Ltd. (“PrairieSky”). See Note 15 for further details regarding the noncontrolling interest. All intercompany balances and transactions are eliminated on consolidation. Undivided interests in natural gas and oil exploration and production joint ventures and partnerships are consolidated on a proportionate basis. Investments in non-controlled entities over which Encana has the ability to exercise significant influence are accounted for using the equity method.

The interim Condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2013, except as noted below in Note 2. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Condensed Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2013.

These unaudited interim Condensed Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented. Interim condensed consolidated financial results are not necessarily indicative of consolidated financial results expected for the fiscal year.

2.	Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

On January 1, 2014, Encana adopted the following Accounting Standards Updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s interim Condensed Consolidated Financial Statements:

•	ASU 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date”, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments have been applied retrospectively.

•	ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments have been applied prospectively.

•	ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations. The amendments have been applied prospectively.

Encana Corporation	5	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

2.	Recent Accounting Pronouncements (continued)

New Standards Issued Not Yet Adopted

•	As of January 1, 2015, Encana will be required to adopt ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which amends the criteria and expands the disclosures for reporting discontinued operations. Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

•	As of January 1, 2016, Encana will be required to adopt ASU 2014-12, “Compensation - Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”. The standard requires that a performance target that affects vesting and could be achieved after the requisite service period be treated as a performance condition. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

•	As of January 1, 2017, Encana will be required to adopt ASU 2014-09, “Revenue from Contracts with Customers” under Topic 606, which was the result of a joint project by the FASB and International Accounting Standards Board. The new standard replaces Topic 605, “Revenue Recognition”, and other industry-specific guidance in the Accounting Standards Codification. The new standard is based on the principle that revenue is recognized on the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The standard can be applied using either the full retrospective approach or a modified retrospective approach at the date of adoption. Encana is currently assessing the potential impact of the standard on the Company’s Consolidated Financial Statements.

3.	Segmented Information

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre.

•	USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Encana Corporation	6	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3.	Segmented Information (continued)

Results of Operations (For the three months ended September 30)

Segment and Geographic Information

	Canadian Operations		USA Operations		Market Optimization
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$759	$690	$780	$693	$486	$104

Expenses
Production and mineral taxes	4	8	13	27	—	—
Transportation and processing	202	190	166	184	—	—
Operating	76	86	96	94	11	13
Purchased product	—	—	—	—	474	85

	477	406	505	388	1	6
Depreciation, depletion and amortization	166	148	279	205	—	3

	$311	$258	$226	$183	$1	$3

	Corporate & Other		Consolidated
	2014	2013	2014	2013
Revenues, Net of Royalties	$260	$(95)	$2,285	$1,392

Expenses
Production and mineral taxes	—	—	17	35
Transportation and processing	2	2	370	376
Operating	7	12	190	205
Purchased product	—	—	474	85

	251	(109)	1,234	691
Depreciation, depletion and amortization	31	32	476	388
Impairments	—	21	—	21

	$220	$(162)	758	282

Accretion of asset retirement obligation			13	12
Administrative			69	94
Interest			133	143
Foreign exchange (gain) loss, net			202	(103)
(Gain) loss on divestitures			(3,239)	—
Other			—	(3)

			(2,822)	143

Net Earnings Before Income Tax			3,580	139
Income tax expense (recovery)			749	(49)

Net Earnings			2,831	188
Net earnings attributable to noncontrolling interest			(24)	—

Net Earnings Attributable to Common Shareholders			$2,807	$188

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$1,732	$1,374	$(1,246)	$(1,270)	$486	$104

Expenses
Transportation and processing	108	127	(108)	(127)	—	—
Operating	15	20	(4)	(7)	11	13
Purchased product	1,600	1,205	(1,126)	(1,120)	474	85

Operating Cash Flow	$9	$22	$(8)	$(16)	$1	$6

Encana Corporation	7	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3.	Segmented Information (continued)

Results of Operations (For the nine months ended September 30)

Segment and Geographic Information

	Canadian Operations		USA Operations		Market Optimization
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$2,706	$1,979	$2,131	$2,072	$890	$357

Expenses
Production and mineral taxes	13	11	84	86	—	—
Transportation and processing	642	531	506	547	—	—
Operating	246	282	249	303	37	26
Purchased product	—	—	—	—	844	303

	1,805	1,155	1,292	1,136	9	28
Depreciation, depletion and amortization	503	445	694	623	4	9

	$1,302	$710	$598	$513	$5	$19

	Corporate & Other		Consolidated
	2014	2013	2014	2013
Revenues, Net of Royalties	$38	$27	$5,765	$4,435

Expenses
Production and mineral taxes	—	—	97	97
Transportation and processing	1	(7)	1,149	1,071
Operating	25	27	557	638
Purchased product	—	—	844	303

	12	7	3,118	2,326
Depreciation, depletion and amortization	93	100	1,294	1,177
Impairments	—	21	—	21

	$(81)	$(114)	1,824	1,128

Accretion of asset retirement obligation			39	40
Administrative			269	272
Interest			402	424
Foreign exchange (gain) loss, net			254	165
(Gain) loss on divestitures			(3,442)	(4)
Other			8	(6)

			(2,470)	891

Net Earnings Before Income Tax			4,294	237
Income tax expense (recovery)			1,066	(250)

Net Earnings			3,228	487
Net earnings attributable to noncontrolling interest			(34)	—

Net Earnings Attributable to Common Shareholders			$3,194	$487

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$5,740	$4,196	$(4,850)	$(3,839)	$890	$357

Expenses
Transportation and processing	358	385	(358)	(385)	—	—
Operating	59	55	(22)	(29)	37	26
Purchased product	5,303	3,687	(4,459)	(3,384)	844	303

Operating Cash Flow	$20	$69	$(11)	$(41)	$9	$28

Encana Corporation	8	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3.	Segmented Information (continued)

Capital Expenditures

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Canadian Operations	$293	$301	$924	$1,011
USA Operations	305	330	737	940
Market Optimization	(2)	—	—	2
Corporate & Other	2	10	8	42

	$598	$641	$1,669	$1,995

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	Goodwill		Property, Plant and Equipment		Total Assets
	As at		As at		As at
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013

Canadian Operations	$815	$1,171	$2,233	$2,728	$3,507	$4,452
USA Operations	405	473	6,058	5,127	7,516	6,350
Market Optimization	—	—	—	91	118	161
Corporate & Other	—	—	1,937	2,089	10,193	6,685

	$1,220	$1,644	$10,228	$10,035	$21,334	$17,648

4.	Business Combination

On June 20, 2014, Encana completed the acquisition of approximately 45,500 net acres located in the Eagle Ford shale formation from Freeport-McMoRan Oil & Gas LLC and PXP Producing Company LLC for approximately $2.9 billion, after closing adjustments. The acquisition included an interest in certain producing properties and undeveloped lands in the Karnes, Wilson and Atascosa counties of south Texas. Encana funded the acquisition with cash on hand. Transaction costs of approximately $9 million are included in Other expenses.

The transaction was accounted for under the acquisition method, which requires that the assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The allocation of the acquisition, representing consideration paid and the fair value of the assets acquired and liabilities assumed as of the acquisition date, is shown in the table below. Based on the allocation of the consideration paid, no goodwill was recognized.

Assets Acquired:
Proved property	$2,873
Unproved property	78
Inventory	4
Liabilities Assumed:
Asset retirement obligation	(32)

Total Purchase Price	$2,923

Encana Corporation	9	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

4.	Business Combination (continued)

The fair value of the assets acquired and liabilities assumed were determined using relevant market assumptions, including future commodity prices and costs, timing of development activities, projections of oil and gas reserves and estimates to abandon and reclaim producing wells. The Company used the income approach valuation technique. The fair value of the assets acquired and liabilities assumed are categorized within Level 3 of the fair value hierarchy.

The results of operations attributable to the Eagle Ford assets were included in the Company’s Condensed Consolidated Statement of Earnings beginning June 20, 2014. The assets acquired generated revenues of $355 million and net earnings of $141 million for the period from June 20, 2014 to September 30, 2014.

The following unaudited pro forma financial information has been prepared assuming the acquisition occurred on January 1, 2013. The pro forma information is not intended to reflect the actual results of operations that would have occurred if the business combination and acquisition had been completed at the dates indicated. In addition, the pro forma information does not project Encana’s results of operations for any future period.

	Nine Months Ended September 30,
(millions, except per share amounts)	2014	2013

Revenues, Net of Royalties	$6,506	$5,427
Net Earnings Attributable to Common Shareholders	$3,445	$709

Net Earnings per Common Share:
Basic & Diluted	$4.65	$0.96

5.	Acquisitions and Divestitures

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Acquisitions
Canadian Operations	$12	$1	$14	$17
USA Operations	17	51	2,961	144

Total Acquisitions	29	52	2,975	161

Divestitures
Canadian Operations	(1,729)	(97)	(1,850)	(592)
USA Operations	(100)	(6)	(2,270)	(16)
Market Optimization	(205)	—	(205)	—
Corporate & Other	(2)	—	(29)	(2)

Total Divestitures	(2,036)	(103)	(4,354)	(610)

Net Acquisitions & (Divestitures)	$(2,007)	$(51)	$(1,379)	$(449)

Encana Corporation	10	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

5.	Acquisitions and Divestitures (continued)

Acquisitions

For the three and nine months ended September 30, 2014, acquisitions in the Canadian Operations totaled $12 million and $14 million, respectively (2013 - $1 million and $17 million, respectively), which primarily included land and property purchases with oil and liquids rich production potential.

For the three and nine months ended September 30, 2014, acquisitions in the USA Operations totaled $17 million and $2,961 million, respectively (2013 - $51 million and $144 million, respectively), which primarily included the purchase of certain properties in the Eagle Ford shale formation in south Texas as described in Note 4.

Divestitures

For the three and nine months ended September 30, 2014, divestitures in the Canadian Operations were $1,729 million and $1,850 million, respectively (2013 - $97 million and $592 million, respectively), which primarily included the sale of the Company’s Bighorn assets in west central Alberta. During the nine months ended September 30, 2013, divestitures primarily included the sale of the Company’s Jean Marie natural gas assets.

For the three and nine months ended September 30, 2014, divestitures in the USA Operations were $100 million and $2,270 million, respectively (2013 - $6 million and $16 million, respectively). During the nine months ended September 30, 2014, divestitures primarily included the sale of the Jonah properties for proceeds of approximately $1,639 million and the sale of certain properties in East Texas for proceeds of approximately $497 million.

Encana recognizes gains or losses on divestitures that result in a significant alteration between capitalized costs and proved reserves in a country cost centre. For divestitures that result in a gain or loss and constitute a business, goodwill is allocated to the divestiture. Accordingly, for the three and nine months ended September 30, 2014, Encana recognized a gain of approximately $1,024 million, before tax, on the sale of the Company’s Bighorn assets in the Canadian cost centre and allocated goodwill of $257 million. In addition, for the nine months ended September 30, 2014, Encana recognized a gain of approximately $212 million, before tax, on the sale of the Jonah properties in the U.S. cost centre and allocated goodwill of $68 million.

Amounts received from the divestiture transactions have been deducted from the respective Canadian and U.S. full cost pools, except for the sale of the Bighorn assets and the Jonah properties as noted above and the sale of the investment in PrairieSky as noted below.

Divestiture of Investment in PrairieSky

On September 26, 2014, Encana completed the secondary offering of 70.2 million common shares of PrairieSky at a price of C$36.50 per common share for aggregate gross proceeds of approximately C$2.6 billion. As the sale of the investment in PrairieSky resulted in a significant alteration between capitalized costs and proved reserves in the Canadian cost centre, Encana recognized a gain on divestiture of approximately $2.1 billion, before tax.

See Note 15 for further details regarding the PrairieSky transactions.

Encana Corporation	11	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

6.	Interest

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Interest Expense on:
Debt	$95	$117	$303	$348
The Bow office building	19	20	57	56
Capital leases	9	1	28	3
Other	10	5	14	17

	$133	$143	$402	$424

Interest on The Bow office building, Capital leases and Other were previously reported together in Other interest expense in 2013.

7.	Foreign Exchange (Gain) Loss, Net

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$256	$(123)	$276	$193
Translation of U.S. dollar risk management contracts issued from Canada	(9)	6	(10)	(10)

	247	(117)	266	183
Foreign Exchange on Intercompany Transactions	1	2	28	—
Other Monetary Revaluations and Settlements	(46)	12	(40)	(18)

	$202	$(103)	$254	$165

8.	Income Taxes

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Current Tax
Canada	$267	$(32)	$247	$(171)
United States	(26)	(14)	(19)	(14)
Other countries	3	7	13	19

Total Current Tax Expense (Recovery)	244	(39)	241	(166)

Deferred Tax
Canada	470	(11)	698	45
United States	36	10	107	(45)
Other countries	(1)	(9)	20	(84)

Total Deferred Tax Expense (Recovery)	505	(10)	825	(84)

	$749	$(49)	$1,066	$(250)

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax plus the effect of legislative changes and amounts in respect of prior periods. For the nine months ended September 30, 2014, income tax expense was recognized on the sale of the Company’s interest in PrairieSky. The estimated annual effective income tax rate is impacted by the expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions and partnership tax allocations in excess of funding.

Encana Corporation	12	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

9.	Property, Plant and Equipment, Net

	As at September 30, 2014			As at December 31, 2013
	Cost	Accumulated DD&A (1)	Net	Cost	Accumulated DD&A (1)	Net

Canadian Operations
Proved properties	$18,629	$(17,019)	$1,610	$25,003	$(23,012)	$1,991
Unproved properties	500	—	500	598	—	598
Other	123	—	123	139	—	139

	19,252	(17,019)	2,233	25,740	(23,012)	2,728

USA Operations
Proved properties	21,231	(15,656)	5,575	26,529	(22,074)	4,455
Unproved properties	321	—	321	470	—	470
Other	162	—	162	202	—	202

	21,714	(15,656)	6,058	27,201	(22,074)	5,127

Market Optimization	7	(7)	—	223	(132)	91
Corporate & Other	2,547	(610)	1,937	2,655	(566)	2,089

	$43,520	$(33,292)	$10,228	$55,819	$(45,784)	$10,035

(1)	Depreciation, depletion and amortization.

Canadian Operations and USA Operations property, plant and equipment include internal costs directly related to exploration, development and construction activities of $255 million which have been capitalized during the nine months ended September 30, 2014 (2013 - $280 million). Included in Corporate and Other are $70 million ($71 million as at December 31, 2013) of international property costs, which have been fully impaired.

Capital Lease Arrangements

The Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform.

In December 2013, Encana commenced commercial operations at its Deep Panuke facility located offshore Nova Scotia following successful completion of the Production Field Centre (“PFC”) and issuance of the Production Acceptance Notice. As at September 30, 2014, Canadian Operations property, plant and equipment and total assets include the PFC, which is under a capital lease totaling $539 million ($536 million as at December 31, 2013).

As at September 30, 2014, the total carrying value of assets under capital lease was $606 million ($683 million as at December 31, 2013).

Liabilities for the capital lease arrangements are included in other liabilities and provisions in the Condensed Consolidated Balance Sheet and are disclosed in Note 11.

Other Arrangement

As at September 30, 2014, Corporate and Other property, plant and equipment and total assets include Encana’s accumulated costs of $1,534 million ($1,617 million as at December 31, 2013) related to The Bow office building, which is under a 25-year lease agreement. The Bow asset is being depreciated over the 60-year estimated life of the building. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized as disclosed in Note 11.

Encana Corporation	13	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

10.	Long-Term Debt

	C$ Principal Amount	As at September 30, 2014	As at December 31, 2013

Canadian Dollar Denominated Debt
5.80% due January 18, 2018	$750	$669	$705

U.S. Dollar Denominated Debt
5.80% due May 1, 2014		—	1,000
5.90% due December 1, 2017		700	700
6.50% due May 15, 2019		500	500
3.90% due November 15, 2021		600	600
8.125% due September 15, 2030		300	300
7.20% due November 1, 2031		350	350
7.375% due November 1, 2031		500	500
6.50% due August 15, 2034		750	750
6.625% due August 15, 2037		500	500
6.50% due February 1, 2038		800	800
5.15% due November 15, 2041		400	400

		5,400	6,400

Total Principal		6,069	7,105

Increase in Value of Debt Acquired		36	40
Debt Discounts		(19)	(21)
Current Portion of Long-Term Debt		—	(1,000)

		$6,086	$6,124

Long-term debt is accounted for at amortized cost using the effective interest method of amortization. As at September 30, 2014, total long-term debt had a carrying value of $6,086 million and a fair value of $7,181 million (as at December 31, 2013 - carrying value of $7,124 million and a fair value of $7,805 million). The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information, or by discounting future payments of interest and principal at interest rates expected to be available to the Company at period end.

On February 28, 2014, Encana announced a cash tender offer and consent solicitation for any and all of the Company’s outstanding $1,000 million 5.80 percent notes with a maturity date of May 1, 2014. The Company paid $1,004.59 for each $1,000 principal amount of the notes plus accrued and unpaid interest up to, but not including, the settlement date and a consent payment equal to $2.50 per $1,000 principal amount of the notes.

On March 28, 2014, the tender offer and consent solicitation expired and on March 31, 2014, Encana paid the consenting note holders an aggregate of approximately $792 million in cash reflecting a $768 million principal debt repayment, $2 million for the consent payment and $22 million of accrued and unpaid interest.

On April 28, 2014, pursuant to the Notice of Redemption issued on March 28, 2014, the Company redeemed the remaining principal amount of the 5.80 percent notes not tendered in the tender offer. Encana paid approximately $239 million in cash reflecting a $232 million principal debt repayment and $7 million of accrued and unpaid interest.

Encana Corporation	14	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

11.	Other Liabilities and Provisions

	As at September 30, 2014	As at December 31, 2013

The Bow Office Building (See Note 9)	$1,541	$1,631
Capital Lease Obligations (See Note 9)	500	544
Unrecognized Tax Benefits	335	133
Pensions and Other Post-Employment Benefits	117	110
Long-Term Incentives	108	58
Other	15	44

	$2,616	$2,520

Long-Term Incentives was previously reported in Other in 2013.

The Bow Office Building

As described in Note 9, Encana has recognized the accumulated costs for The Bow office building, which is under a 25-year lease agreement. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has also subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. (“Cenovus”). The total undiscounted future payments related to the lease agreement and the total undiscounted future amounts expected to be recovered from the Cenovus sublease are outlined below.

(undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total

Expected Future Lease Payments	$21	$83	$84	$84	$85	$1,796	$2,153

Sublease Recoveries	$(10)	$(41)	$(41)	$(41)	$(42)	$(883)	$(1,058)

Capital Lease Obligations

As described in Note 9, the Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform.

The PFC commenced commercial operations in December 2013. Accordingly, Encana derecognized the asset under construction and related liability and recorded the PFC as a capital lease asset with a corresponding capital lease obligation. Under the lease contract, Encana has a purchase option and the option to extend the lease for 12 one-year terms at fixed prices after the initial lease term expires in 2021. As a result, the lease contract qualifies as a variable interest and the related leasing entity qualifies as a variable interest entity (“VIE”). Encana is not the primary beneficiary of the VIE as the Company does not have the power to direct the activities that most significantly impact the VIE’s economic performance. Encana is not required to provide any financial support or guarantees to the lease entity and its affiliates, other than the contractual payments under the lease and operating contracts.

The total expected future lease payments related to the Company’s capital lease obligations are outlined below.

	2014	2015	2016	2017	2018	Thereafter	Total

Expected Future Lease Payments	$25	$98	$98	$99	$99	$331	$750
Less Amounts Representing Interest	9	38	34	30	26	52	189

Present Value of Expected Future Lease Payments	$16	$60	$64	$69	$73	$279	$561

Encana Corporation	15	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12.	Asset Retirement Obligation

	As at September 30, 2014	As at December 31, 2013

Asset Retirement Obligation, Beginning of Year	$966	$969
Liabilities Incurred and Acquired	54	38
Liabilities Settled and Divested	(176)	(126)
Change in Estimated Future Cash Outflows	—	68
Accretion Expense	39	53
Foreign Currency Translation	(22)	(36)

Asset Retirement Obligation, End of Period	$861	$966

Current Portion	$47	$66
Long-Term Portion	814	900

	$861	$966

13.	Share Capital

Authorized

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

Issued and Outstanding

	As at September 30, 2014		As at December 31, 2013
	Number (millions)	Amount	Number (millions)	Amount

Common Shares Outstanding, Beginning of Year	740.9	$2,445	736.3	$2,354
Common Shares Cancelled	—	—	(0.8)	(2)
Common Shares Issued Under Dividend Reinvestment Plan	0.2	4	5.4	93

Common Shares Outstanding, End of Period	741.1	$2,449	740.9	$2,445

During the nine months ended September 30, 2014, Encana issued 164,840 common shares totaling $4 million under the Company’s dividend reinvestment plan (“DRIP”). During the twelve months ended December 31, 2013, Encana issued 5,385,845 common shares totaling $93 million under the Company’s DRIP.

During the twelve months ended December 31, 2013, Encana cancelled 767,327 common shares reserved for issuance to shareholders upon exchange of predecessor companies’ shares. In accordance with the terms of the merger agreement which formed Encana, shares which remained unexchanged were extinguished. Accordingly, the weighted average book value of the common shares extinguished of $2 million was transferred to paid in surplus.

Dividends

During the three months ended September 30, 2014, Encana paid dividends of $0.07 per common share totaling $52 million (2013 - $0.20 per common share totaling $148 million). During the nine months ended September 30, 2014, Encana paid dividends of $0.21 per common share totaling $156 million (2013 - $0.60 per common share totaling $442 million).

For the three and nine months ended September 30, 2014, the dividends paid included $1 million and $4 million, respectively, in common shares which were issued in lieu of cash dividends under the Company’s DRIP as disclosed above (2013 - $41 million and $80 million, respectively).

Encana Corporation	16	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

13.	Share Capital (continued)

Earnings Per Common Share

The following table presents the computation of net earnings per common share:

	Three Months Ended September 30,		Nine Months Ended September 30,
(millions, except per share amounts)	2014	2013	2014	2013

Net Earnings Attributable to Common Shareholders	$2,807	$188	$3,194	$487

Number of Common Shares:
Weighted average common shares outstanding - Basic	741.1	738.3	741.0	736.8
Effect of dilutive securities	—	—	—	—

Weighted average common shares outstanding - Diluted	741.1	738.3	741.0	736.8

Net Earnings per Common Share
Basic	$3.79	$0.25	$4.31	$0.66
Diluted	$3.79	$0.25	$4.31	$0.66

Encana Stock Option Plan

Encana has share-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options are granted. All options outstanding as at September 30, 2014 have associated Tandem Stock Appreciation Rights (“TSARs”) attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price.

In addition, certain stock options granted are performance-based whereby vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment. As a result, Encana does not consider outstanding TSARs to be potentially dilutive securities.

Encana Restricted Share Units (“RSUs”)

Encana has a share-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The Company intends to settle vested RSUs in cash on the vesting date. As a result, Encana does not consider RSUs to be potentially dilutive securities.

Encana Share Units Held by Cenovus Employees

On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies - Encana Corporation and Cenovus Energy Inc. (the “Split Transaction”). In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. Share units include TSARs, Performance TSARs, SARs, and Performance SARs. The terms and conditions of the share units are similar to the terms and conditions of the original share units.

With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus are based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 17 and 19). There is no impact on Encana’s net earnings for the share units held by Cenovus employees. TSARs held by Cenovus employees will expire by December 2014.

Cenovus employees may exercise Encana TSARs in exchange for Encana common shares. As at September 30, 2014, there were 27,510 Encana TSARs with a weighted average exercise price of C$30.59 held by Cenovus employees, which were outstanding and exercisable.

Encana Corporation	17	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14.	Accumulated Other Comprehensive Income

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Foreign Currency Translation Adjustment
Balance, Beginning of Period	$715	$700	$693	$739
Current Period Change in Foreign Currency Translation Adjustment	(58)	20	(36)	(19)

Balance, End of Period	$657	$720	$657	$720

Pension and Other Post-Employment Benefit Plans
Balance, Beginning of Period	$(9)	$(64)	$(9)	$(69)
Reclassification of Net Actuarial (Gains) and Losses to Net Earnings (See Note 18)	—	4	—	11
Income Taxes	—	(1)	—	(3)

Balance, End of Period	$(9)	$(61)	$(9)	$(61)

Total Accumulated Other Comprehensive Income	$648	$659	$648	$659

15.	Noncontrolling Interest

Initial Public Offering of Common Shares of PrairieSky

On May 22, 2014, PrairieSky filed a final prospectus to qualify the distribution of 52.0 million common shares (the “IPO”), to be sold by Encana pursuant to the terms of an underwriting agreement dated May 22, 2014, at a price of C$28.00 per common share (the “Offering Price”).

On May 27, 2014, prior to closing the IPO, PrairieSky acquired from Encana a royalty business in exchange for common shares of PrairieSky under a Purchase and Sale Agreement (the “Agreement”). The royalty business assets acquired by PrairieSky comprise: (i) fee simple mineral title in lands prospective for petroleum, natural gas and certain other mines and minerals located predominantly in central and southern Alberta (the “Fee Lands”); (ii) lessor interests in and to leases that are currently issued in respect of certain Fee Lands; (iii) royalty interests, including overriding royalty interests, gross overriding royalty interests and production payments on lands located predominantly in Alberta; (iv) an irrevocable, perpetual licence to certain proprietary seismic data of Encana (the “Seismic Licence”); and (v) certain other related assets as set forth in the Agreement between PrairieSky and Encana.

As part of the Agreement, PrairieSky and Encana entered into: (i) a Seismic Licence Agreement whereby Encana granted a Seismic Licence to PrairieSky; and (ii) Lease Issuance and Administration Agreements whereby PrairieSky issued leases to document Encana’s retention of its working interest in respect of certain Fee Lands and pursuant to which PrairieSky receives royalties from Encana.

On May 29, 2014, Encana completed the IPO of 52.0 million common shares of PrairieSky at the Offering Price for gross proceeds of approximately C$1.46 billion. On June 3, 2014, the over-allotment option granted to the underwriters to purchase up to an additional 7.8 million common shares was exercised in full for gross proceeds of approximately C$218.4 million. Encana received aggregate gross proceeds from the IPO of approximately C$1.67 billion ($1.54 billion). Subsequent to the IPO, Encana owned 70.2 million common shares of PrairieSky, representing a 54 percent ownership interest.

The noncontrolling interest in the consolidated subsidiary, PrairieSky, was reflected as a separate component of Total Equity in the Condensed Consolidated Balance Sheet. Encana recorded $117 million of the proceeds from the IPO as a noncontrolling interest and the remainder of the proceeds of $1,427 million less transaction costs of $81 million, was recognized as paid in surplus.

Encana Corporation	18	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

15.	Noncontrolling Interest (continued)

Secondary Public Offering of Common Shares of PrairieSky

On September 8, 2014, Encana and PrairieSky announced the secondary offering of 70.2 million common shares of PrairieSky at a price of C$36.50 per common share, for aggregate gross proceeds to Encana of approximately C$2.6 billion. Following the completion of the secondary offering on September 26, 2014, Encana no longer holds an interest in PrairieSky. As discussed in Note 5, the PrairieSky divestiture resulted in a significant alteration between capitalized costs and proved reserves in the Canadian cost centre. Accordingly, Encana recognized a gain on the divestiture of approximately $2,095 million, which is included in the (gain) loss on divestitures in the Company’s Condensed Consolidated Statement of Earnings. In conjunction with the divestiture, Encana derecognized the carrying amount of the net assets of $258 million, including goodwill of $39 million, and the noncontrolling interest of $133 million.

Distributions to Noncontrolling Interest Owners

During the period from May 29, 2014 to September 25, 2014, PrairieSky paid dividends of C$0.3174 per common share totaling $38 million, of which $18 million is attributable to the noncontrolling interest as presented in the Condensed Consolidated Statement of Changes in Shareholders’ Equity and Condensed Consolidated Statement of Cash Flows.

Net Earnings Attributable to Noncontrolling Interest

During the period from May 29, 2014 to September 25, 2014, the Company held a controlling interest in PrairieSky. Accordingly, Encana consolidated 100 percent of the financial position and results of operations of PrairieSky and recognized a noncontrolling interest for the third party ownership. For the three and nine months ended September 30, 2014, net earnings and comprehensive income of $24 million and $34 million, respectively, were attributable to the noncontrolling interest as presented in the Condensed Consolidated Statement of Earnings and Condensed Consolidated Statement of Comprehensive Income.

16.	Restructuring Charges

In November 2013, Encana announced its plans to align the organizational structure in support of the Company’s strategy. For the nine months ended September 30, 2014, Encana has incurred restructuring charges totaling $29 million relating primarily to severance costs, which are included in administrative expenses in the Company’s Condensed Consolidated Statement of Earnings. Of the $117 million in restructuring charges incurred to date, $5 million remains accrued as at September 30, 2014 ($65 million as at December 31, 2013). Total charges associated with the restructuring are expected to be approximately $133 million before tax and are anticipated to be complete in 2015.

17.	Compensation Plans

Encana has a number of compensation arrangements under which the Company awards various types of long-term incentive grants to eligible employees. These primarily include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”) and RSUs. These compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs, PSUs and RSUs held by Encana employees as cash-settled share-based payment transactions and, accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton and other fair value models.

As at September 30, 2014, the following weighted average assumptions were used to determine the fair value of the share units held by Encana employees:

	Encana US$ Share Units		Encana C$ Share Units		Cenovus C$ Share Units

Risk Free Interest Rate		1.12%		1.12%		1.12%
Dividend Yield		1.32%		1.29%		3.53%
Expected Volatility Rate		29.47%		28.14%		22.78%
Expected Term		1.6 yrs		1.9 yrs		0.1 yr
Market Share Price	US$	21.21	C$	23.78	C$	30.13

Encana Corporation	19	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17.	Compensation Plans (continued)

The Company has recognized the following share-based compensation costs:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Compensation Costs of Transactions Classified as Cash-Settled	$(14)	$21	$115	$27
Compensation Costs of Transactions Classified as Equity-Settled (1)	—	1	(1)	4

Total Share-Based Compensation Costs	(14)	22	114	31
Less: Total Share-Based Compensation Costs Capitalized	5	(7)	(41)	(9)

Total Share-Based Compensation Expense	$(9)	$15	$73	$22

Recognized on the Condensed Consolidated Statement of Earnings in:
Operating expense	$(5)	$7	$31	$8
Administrative expense	(4)	8	42	14

	$(9)	$15	$73	$22

(1)	RSUs may be settled in cash or equity as determined by Encana. The Company’s decision to cash settle RSUs was made subsequent to the original grant date.

As at September 30, 2014, the liability for share-based payment transactions totaled $223 million, of which $115 million is recognized in accounts payable and accrued liabilities.

	As at September 30, 2014	As at December 31, 2013
Liability for Cash-Settled Share-Based Payment Transactions:
Unvested	$160	$121
Vested	63	48

	$223	$169

The following units were granted primarily in conjunction with the Company’s February annual long-term incentive award. The TSARs and SARs were granted at the market price of Encana’s common shares on the grant date.

Nine Months Ended September 30, 2014 (thousands of units)

TSARs	5,209
SARs	3,021
PSUs	638
DSUs	159
RSUs	4,606

Encana Corporation	20	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

18.	Pension and Other Post-Employment Benefits

The Company has recognized total benefit plans expense which includes pension benefits and other post-employment benefits (“OPEB”) for the nine months ended September 30 as follows:

	Pension Benefits		OPEB		Total
	2014	2013	2014	2013	2014	2013

Defined Benefit Plan Expense	$—	$12	$9	$14	$9	$26
Defined Contribution Plan Expense	26	34	—	—	26	34

Total Benefit Plans Expense	$26	$46	$9	$14	$35	$60

Of the total benefit plans expense, $27 million (2013 - $47 million) was included in operating expense and $8 million (2013 - $13 million) was included in administrative expense.

The defined periodic pension and OPEB expense for the nine months ended September 30 are as follows:

	Pension Benefits		OPEB		Total
	2014	2013	2014	2013	2014	2013

Current Service Costs	$2	$4	$6	$11	$8	$15
Interest Cost	9	10	3	3	12	13
Expected Return On Plan Assets	(11)	(13)	—	—	(11)	(13)
Amounts Reclassified From Accumulated Other Comprehensive Income:
Amortization of net actuarial (gains) and losses	—	11	—	—	—	11

Total Defined Benefit Plan Expense	$—	$12	$9	$14	$9	$26

The amounts recognized in other comprehensive income for the nine months ended September 30 are as follows:

	Pension Benefits		OPEB		Total
	2014	2013	2014	2013	2014	2013

Total Amounts Recognized in Other Comprehensive (Income) Loss, Before Tax	$—	$(11)	$—	$—	$—	$(11)

Total Amounts Recognized in Other Comprehensive (Income) Loss, After Tax	$—	$(8)	$—	$—	$—	$(8)

Encana Corporation	21	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

19.	Fair Value Measurements

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as disclosed below. The fair value of cash in reserve approximates its carrying amount due to the nature of the instrument held.

Recurring fair value measurements are performed for risk management assets and liabilities and for share units resulting from the Split Transaction, which are discussed further in Notes 20 and 13, respectively. These items are carried at fair value in the Condensed Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the tables below. There have been no transfers between the hierarchy levels during the period.

As at September 30, 2014	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (3)	Carrying Amount

Risk Management
Risk Management Assets
Current	$—	$149	$—	$149	$(12)	$137
Long-term	—	57	—	57	—	57
Risk Management Liabilities
Current	2	12	2	16	(12)	4
Long-term	—	—	5	5	—	5

Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees (1)	$—	$—	$—	$—	$—	$—
Cenovus Share Units Held by Encana Employees Accounts payable and accrued liabilities (2)	—	—	—	—	—	—

As at December 31, 2013	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (3)	Carrying Amount

Risk Management
Risk Management Assets
Current	$—	$71	$—	$71	$(15)	$56
Long-term	—	204	—	204	—	204
Risk Management Liabilities
Current	—	38	2	40	(15)	25
Long-term	—	—	5	5	—	5

Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees (1)	$—	$—	$—	$—	$—	$—
Cenovus Share Units Held by Encana Employees Accounts payable and accrued liabilities (2)	—	—	8	8	—	8

(1)	Encana share units held by Cenovus employees total 27,510 with a weighted average exercise price of C$30.59 as at September 30, 2014 (3.9 million with a weighted average exercise price of C$29.06 as at December 31, 2013). Accordingly, the receivable from Cenovus and corresponding payable to Cenovus employees are negligible.
(2)	Payable to Cenovus.
(3)	Netting to offset derivative assets and liabilities where the legal right and intention to offset exists, or where counterparty master netting arrangements contain provisions for net settlement.

Encana Corporation	22	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

19.	Fair Value Measurements (continued)

The Company’s Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts and basis swaps with terms to 2017. The fair values of these contracts are based on a market approach and are estimated using inputs which are either directly or indirectly observable at the reporting date, such as exchange and other published prices, broker quotes and observable trading activity.

Level 3 Fair Value Measurements

As at September 30, 2014, the Company’s Level 3 risk management assets and liabilities consist of power purchase contracts with terms to 2017. The fair values of the power purchase contracts are based on the income approach and are modelled internally using observable and unobservable inputs such as forward power prices in less active markets. The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Changes in amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose. Changes in amounts related to share units resulting from the Split Transaction are recognized in operating expense, administrative expense and capitalized within property, plant and equipment as described in Note 17.

A summary of changes in Level 3 fair value measurements for the nine months ended September 30 is presented below:

	Risk Management		Share Units Resulting from Split Transaction
	2014	2013	2014	2013

Balance, Beginning of Year	$(7)	$(12)	$(8)	$(36)
Total Gains (Losses)	(5)	10	3	15
Purchases, Issuances and Settlements:
Purchases	—	—	—	—
Settlements	5	—	5	8
Transfers in and out of Level 3	—	—	—	—

Balance, End of Period	$(7)	$(2)	$—	$(13)

Change in unrealized gains (losses) related to assets and liabilities held at end of period	$(2)	$5	$—	$18

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

	Valuation Technique	Unobservable Input	As at September 30, 2014	As at December 31, 2013
Risk Management - Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$49.75 - $61.33	$49.25 - $54.47

Share Units Resulting from the Split Transaction	Option Model	Cenovus share unit volatility	22.78%	27.75%

A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $7 million ($7 million as at December 31, 2013) increase or decrease to net risk management assets and liabilities. A five percentage point increase or decrease in Cenovus share unit estimated volatility would cause no increase or decrease (nil as at December 31, 2013) to accounts payable and accrued liabilities.

Encana Corporation	23	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20.	Financial Instruments and Risk Management

A)	Financial Instruments

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B)	Risk Management Assets and Liabilities

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 19 for a discussion of fair value measurements.

Unrealized Risk Management Position

	As at September 30, 2014	As at December 31, 2013

Risk Management Asset
Current	$137	$56
Long-term	57	204

	194	260

Risk Management Liability
Current	4	25
Long-term	5	5

	9	30

Net Risk Management Asset	$185	$230

Commodity Price Positions as at September 30, 2014

	Notional Volumes	Term	Average Price	Fair Value
Natural Gas Contracts
Fixed Price Contracts

NYMEX Fixed Price	2,104 MMcf/d	2014	4.17 US$/Mcf	$15
NYMEX Fixed Price	825 MMcf/d	2015	4.37 US$/Mcf	110

Basis Contracts (1)		2014-2017		28

Other Financial Positions				(2)

Natural Gas Fair Value Position				151

Crude Oil Contracts
Fixed Price Contracts

WTI Fixed Price	37.9 Mbbls/d	2014	97.93 US$/bbl	27

Basis Contracts (2)		2014-2015		14

Crude Oil Fair Value Position				41

Power Purchase Contracts
Fair Value Position				(7)

Total Fair Value Position				$185

(1)	Encana has entered into swaps to protect against widening natural gas price differentials between benchmark and regional sales prices. These basis swaps are priced using differentials determined as a percentage of NYMEX.
(2)	Encana has entered into swaps to protect against widening oil price differentials between Brent and WTI. These basis swaps are priced using fixed price differentials.

Encana Corporation	24	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20.	Financial Instruments and Risk Management (continued)

B)	Risk Management Assets and Liabilities (continued)

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Revenues, Net of Royalties	$29	$174	$(210)	$369
Transportation and Processing	(1)	1	(5)	1

Gain (Loss) on Risk Management	$28	$175	$(215)	$370

	Unrealized Gain (Loss)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Revenues, Net of Royalties	$233	$(126)	$(44)	$(51)
Transportation and Processing	(2)	(2)	(1)	7

Gain (Loss) on Risk Management	$231	$(128)	$(45)	$(44)

Reconciliation of Unrealized Risk Management Positions from January 1 to September 30

	2014		2013
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)

Fair Value of Contracts, Beginning of Year	$230
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	(260)	$(260)	$326
Fair Value of Contracts Realized During the Period	215	215	(370)

Fair Value of Contracts, End of Period	$185	$(45)	$(44)

C)	Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks including market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. Future cash flows may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect fluctuations in future commodity prices may have on future cash flows. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas - To partially mitigate natural gas commodity price risk, the Company uses contracts such as NYMEX-based swaps and options. Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Crude Oil - To partially mitigate against crude oil commodity price risk including widening price differentials between North American and world prices, the Company has entered into fixed price contracts and basis swaps.

Power - The Company has entered into Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

Encana Corporation	25	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20.	Financial Instruments and Risk Management (continued)

C)	Risks Associated with Financial Assets and Liabilities (continued)

Commodity Price Risk (continued)

The table below summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at September 30 as follows:

	2014		2013
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease

Natural Gas Price	$(197)	$197	$(402)	$402
Crude Oil Price	(24)	24	(37)	37
Power Price	7	(7)	8	(8)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions according to counterparties’ credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at September 30, 2014, the Company had no significant collateral balances posted or received and there were no credit derivatives in place.

As at September 30, 2014, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at September 30, 2014, approximately 93 percent (87 percent as at December 31, 2013) of Encana’s accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at September 30, 2014, Encana had four counterparties (four counterparties as at December 31, 2013) whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at September 30, 2014, these counterparties accounted for 15 percent, 14 percent, 12 percent and 11 percent (24 percent, 14 percent, 14 percent and 13 percent as at December 31, 2013) of the fair value of the outstanding in-the-money net risk management contracts.

Liquidity Risk

Liquidity risk arises from the potential that the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt capital markets. As at September 30, 2014, the Company had available unused committed revolving bank credit facilities totaling $4.1 billion which include C$3.5 billion ($3.1 billion) on a revolving bank credit facility for Encana and $1.0 billion on a revolving bank credit facility for a U.S. subsidiary. The facilities remain committed through June 2018.

Encana also has unused capacity under a shelf prospectus for up to $6.0 billion, or the equivalent in foreign currencies, the availability of which is dependent on market conditions, to issue up to $6.0 billion of debt and/or equity securities in Canada and/or the U.S. The shelf prospectus expires in July 2016.

The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

Encana Corporation	26	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20.	Financial Instruments and Risk Management (continued)

C)	Risks Associated with Financial Assets and Liabilities (continued)

Liquidity Risk (continued)

The Company minimizes its liquidity risk by managing its capital structure. The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and to finance internally generated growth as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt.

The timing of expected cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	6 - 9 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$2,148	$—	$—	$—	$—	$2,148
Risk Management Liabilities	4	5	—	—	—	9
Long-Term Debt (1)	377	754	2,503	1,622	6,433	11,689

(1)	Principal and interest.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company’s reported results. Encana’s financial results are consolidated in Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt and may also enter into foreign exchange derivatives. As at September 30, 2014, Encana had $5.4 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.4 billion as at December 31, 2013) and $0.7 billion in debt that was not subject to foreign exchange exposure ($1.7 billion as at December 31, 2013). There were no foreign exchange derivatives outstanding as at September 30, 2014.

Encana’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $27 million change in foreign exchange (gain) loss as at September 30, 2014 (2013 - $48 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding as at September 30, 2014.

As at September 30, 2014, the Company had no floating rate debt. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2013 - nil).

Encana Corporation	27	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$

Third quarter report

for the period ended September 30, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

21.	Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments as at September 30, 2014:

	Expected Future Payments
(undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total

Transportation and Processing	$223	$929	$870	$873	$834	$4,265	$7,994
Drilling and Field Services	166	133	114	86	48	30	577
Operating Leases	10	42	37	29	26	36	180

Total	$399	$1,104	$1,021	$988	$908	$4,331	$8,751

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

22.	Subsequent Events

Acquisition of Athlon Energy Inc.

On September 29, 2014, Encana announced that the Company entered into a definitive merger agreement to acquire all of the issued and outstanding shares of common stock of Athlon Energy Inc. (“Athlon”) by means of an all-cash tender offer (the “Offer”) for $5.93 billion or $58.50 per share. Under the merger agreement, Encana will also assume Athlon’s $1.15 billion senior notes, for a total transaction value of approximately $7.1 billion. Athlon is an exploration and production company focused on the acquisition, development, and exploitation of unconventional oil and liquids rich natural gas reserves in the Permian Basin in Texas.

On November 3, 2014, Encana announced that the Company entered into a memorandum of understanding (the “MOU”) providing for the settlement of purported class action lawsuits filed in the Court of Chancery of the State of Delaware and the District Court of Tarrant County, Texas, relating to its agreement to acquire all of the issued and outstanding shares of common stock of Athlon. In accordance with the MOU, the Offer was extended from November 7, 2014 to November 12, 2014. Following expiry of the Offer, any Athlon shares tendered will be paid in accordance with the terms of the Offer and any shares not tendered are expected to be cancelled and converted into the right to receive the same $58.50 per share paid pursuant to the Offer. The transaction is expected to close in the fourth quarter of 2014.

Encana Corporation	28	Notes to Condensed Consolidated Financial Statements Prepared in accordance with U.S. GAAP in US$